press release

ArcelorMittal announces the publication of its 2015 annual report

Luxembourg, 23 February 2016 - ArcelorMittal has published its annual report for the year ended December 31, 2015. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".